UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Shinhan Financial Group ———————————————————————————————————
(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

ISSUE OF USD 350,000,000 SUBORDINATED NOTES BY SHINHAN BANK

On July 5, 2005, Shinhan Bank, one of our major banking subsidiaries, decided to issue Subordinated Notes (the “Notes”) in the aggregate principal amount of
USD 350,000,000.  The Notes are scheduled to be issued in Mid July 2005.  The following is a summary of tentative terms and conditions of the issuance of the
Notes. When the terms and conditions are finalized in the near future, final terms and conditions will be reported.

1. Issuer         : Shinhan Bank
2. Notes to be Offered : Subordinated Notes due 2015 in an aggregate principal amount of US$350 million
3. The Offering: : The Notes will be offered outside the United States in reliance on Regulation S under the U.S. Securities
                          Act of 1933, as amended.
4. Settlement Date : to be decided
5. Maturity         : 10 years
6. Call Option         : Upon exercise, the Notes will be redeemed at par
                           beginning 5 years after the issuance
7. Coupon         : 5 year UST + 1.4%, payable semiannually
8. Issue Price         : to be decided
9. Listing          : Singapore Stock Exchange

SHINHAN FINANCIAL GROUP DECIDED TO ENTER INTO A GUARANTEE AGREEMENT

On July 5, 2005, Shinhan Financial Group decided to enter into a guarantee agreement to be executed in mid July 2005 as follows:

1. Guarantor       : Shinhan Financial Group
2. Creditor        : BNP Paribas Seoul Branch
3. Debtor          : SH&C Life Insurance, Shinhan Financial Group’s
                     50%-owned Subsidiary
4. Guarantee amount: up to KRW 7 billion
5. Guarantee period: 2 years (beginning mid July 2005 when the guarantee agreement is executed.)
6. According to the guarantee agreement, the guarantee amount will be reduced to KRW 3.5 billion 1 year after the execution date as the debtor has to make repayment such that only a half of the original maximum principal amount will be outstanding by then.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group

Date: July 6, 2005	By:	/s/ Byung Jae Cho
	Name:	Byung Jae Cho
	Title:	Chief Financial Officer